MIND CTI Reports 33% Rise in Revenue and $0.04 Profit per Share

* Sixth consecutive quarter of revenue growth

Key Highlights
  Revenues were $3.36 million, a 33% increase over the third quarter of 2002.
  Sequential revenue growth of 8%.
  Net income was $915 thousand or $0.04 per diluted share.
  Cash positive from operations for eight consecutive quarters.
  6th consecutive quarter of revenue growth and improved profitability of operations.
  Three new customers around the world.

Yoqneam, Israel, October 22, 2003- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the quarter ended September 30, 2003.

Monica Eisinger, President and CEO, commented: "Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND's know-how in the IP space enabled us to successfully deploy "best-in-class" solutions for Service Enabling of IP services in the wireless arena. We continue to add functionality to our product that now offers a complete solution for convergent billing for carriers that provide both traditional and IP services, voice, data and content.

The uniqueness of our offering is providing out-of-the-box solutions for pre-paid and post-paid billing; pre-integrated and fully interoperable with network elements; end-to-end solutions that include mediation, real-time rating, billing and customer care. Our pay-as-you-grow pricing model allows service providers to achieve a faster return on investment.

Our product-based approach and our customer-oriented business model enabled us to grow revenues for the sixth consecutive quarter. We are confident that we are well positioned and have the technology and the team to seize opportunities worldwide."

Financial Highlights of Q3 2003

  Revenues were $3.36 million, a 33% increase over the third quarter of 2002.
  Operating income was $300 thousand, an increase of 13% over the third quarter of 2002, and interest income was $618 thousand.
  Net income was $915 thousand or $0.04 per diluted share, compared with a net income of $182 thousand or $0.01 per share in the third quarter of 2002.
  Cash flow from operations was $754 thousand.
  Cash position increased by $1.36 million to $47.0 million on September 30, 2003.
Nine Months Financial Highlights
  Revenues were $9.3 million, a 25% increase over the first nine months of 2002.
  Operating income was $760 thousand, versus a loss of $1.7 million in the first nine months of 2002.
  Net income was $2.55 million or $0.12 per diluted share, compared with a net loss of $598 thousand in the first nine months of 2002.
  Cash flow from operations was $2.82 million.

Revenue Distribution for Q3 2003 The geographic revenue breakdown, as a percentage of total revenues, is as follows: sales in the Europe/Middle East/Africa (EMEA) region represented 56%, sales in the Americas represented 29% and sales in Asia represented 15%.

Revenue from our customer care and billing software totaled $2.79 million, while revenue from our enterprise call management software was $572 thousand. The revenue breakdown from our business lines of products was $2.25 million, or 67%, from licenses, $797 thousand, or 23%, from maintenance and $320 thousand, or 10%, from services. Dividend Distribution The Board approved a cash distribution of $3 million on August 15, 2003. The cash distribution is subject to court approval. Under Israeli law, a Company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. While the Company expects to obtain such court approval shortly, there is no guarantee that such approval will not be delayed or denied.

Prior to paying any dividend, the Company will issue a press release announcing the dividend amount, record date and distribution date.

About MIND
MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31
	2003	2002	2002

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	6,085	10,300	11,312
Accounts receivable:
Trade	1,476	2,629	2,026
Other	848	754	658
Inventories	14	28	14

T o t a l current assets	8,423	13,711	14,010
LONG-TERM BANK DEPOSITS	40,958	30,824	31,631
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,230	1,474	1,363
OTHER ASSETS, net of accumulated amortization	886	986	963

T o t a l assets	51,497	46,995	47,967

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	224	473	167
Other	3,198	2,252	2,509

T o t a l current liabilities	3,422	2,725	2,676
EMPLOYEE RIGHTS UPON RETIREMENT	942	763	809

T o t a l liabilities	4,364	3,488	3,485

SHAREHOLDERS' EQUITY:
Share capital	52	52	52
Additional paid-in capital	61,187	61,078	61,090
Deferred stock compensation		(31)
Accumulated deficit	(14,106)	(17,592)	(16,660)

T o t a l shareholders' equity	47,133	43,507	44,482

To t a l liabilities and shareholders' equity	51,497	46,995	47,967

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended June 30		Three months ended June 30		Year ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	9,294	7,447	3,363	2,527	10,008
COST OF REVENUES	2,306	1,873	852	589	2,479

GROSS PROFIT	6,988	5,574	2,511	1,938	7,529
RESEARCH AND DEVELOPMENT EXPENSES - net	2,430	2,903	848	949	3,723
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	2,945	3,396	1,067	1,028	4,154
General and administrative	853	994	296	353	1,279

OPERATING INCOME (LOSS)	760	(1,719)	300	(392)	(1,627)
FINANCIAL AND OTHER INCOME - net	1,869	1,121	618	574	2,078

INCOME (LOSS) BEFORE TAXES ON INCOME	2,629	(598)	918	182	451
TAXES ON INCOME	75		3		117

NET INCOME (LOSS)	2,554	(598)	915	182	334

EARNING (LOSS) PER SHARE - basic and diluted	$0.12	$(0.03)	$0.04	$0.01	$0.02

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:
Basic	20,690	20,666	20,703	20,666	20,677

Diluted	21,173	20,666	20,183	20,730	20,761

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended June 30, 2003	Three months ended June 30, 2003	Year ended December 31, 2002
	(Unaudited)	(Unaudited)	(Audited)

	U.S. $ in thousands (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,554	$915	$334
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	617	199	944
Deferred income taxes - net	(8)	(8)	16
Compensation expense resulting from options granted to employees			138
Accrued severance pay - net	60	11
Capital loss (gain) on sale of property and equipment - net	(-11)	(-7)	14
Interest accrued on long-term bank deposits	(1,502)	(578)	(1,631)
hanges in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	550	152	888
Other	(182)	(106)	281
Increase (decrease) in accounts payable and accruals:
Trade	57	(360)	(318)
Other	689	536	1,023
Decrease (increase) in Inventories			12

Net cash provided by operating activities	2,824	754	1,701

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(382)	(90)	(180)
Long-term bank deposits	(40,000)	(3,000)	(30,000)
Withdrawal of long-term bank deposits	32,175
Proceeds from sale of property and equipment	59	19	49

Net cash used in (provided by) investing activities	(8,148)	(3,071)	(30,131)

CASH FLOWS FROM FINANCING ACTIVITIES -
employee stock options exercised and paid	97	97	19

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,227)	(2,220)	(28,411)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,312	8,305	39,723

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	$6,085	$6,085	$11,312

III

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